QUANTCONNECT CORP.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2022

1. ORGANIZATION AND PURPOSE

QuantConnect Corporation (the "Company"), is a C-Corp organized under the laws of the State of Delaware. The Company operates a cloud financial analysis platform.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year(s) ended 2022, the Company's cash positions include its operating bank account.

QUANTCONNECT CORP.
BALANCE SHEET
As of December 31, 2022

ASSETS	2022
Current Assets:	
Cash and cash equivalents	2,938,399
Other current assets	56,146
Total Current Assets	2,994,545
Intangible assets, net	25,830
Fixed assets, net	147,590
TOTAL ASSETS	3,167,965

LIABILITIES AND SHAREHOLDERS EQUITY

Liabilities	
Accounts payable and accrued liabilities	51,143
Deferred revenue	156,844
Total Current Liabilities	207,987
TOTAL LIABILITIES	207,987
Shareholders' Equity:	
Common stock	143,248
Preferred stock	8,542,498
Retained earnings	-5,725,768
Total Shareholders' Equity	2,959,978
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,167,965

QUANTCONNECT CORP.
STATEMENT OF CASH FLOWS
For the calendar year ended December 31, 2022

Cash Flows from Operating Activities	**2022**
Net Loss	-$538,521
Adjustments to reconcile net loss to net cash used in operating activities:	
Add back: depreciation and amortization	$48,535
Add back: disposal of asset	$29,936
Changes in operating assets and liabilities:	
(Increase) decrease in other current assets	$21,774
Increase (decrease) in accounts payable and accruals	$51,143
Increase (decrease) in deferred revenue	$7,477
Net Cash Used in Operating Activities	-$409,592
Cash Flows from Investing Activities	
Acquisition of fixed assets	$0
Net Cash Used in Investing Activities	$0
Cash Flows from Financing Activities	
Proceeds from issuance of preferred stock	$2,545,571
Exercise of stock options	
Net Cash Provided by Financing Activities	$2,545,571
Net Change in Cash and Cash Equivalents	$2,135,979
Cash and Cash Equivalents at Beginning of Period	$772,666
Cash and Cash Equivalents at End of Period	$2,908,645
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$0
Cash paid for income taxes	$0

QUANTCONNECT CORP.
STATEMENT OF OPERATIONS
For the calendar year ended December 31, 2022

	2022
Revenues	$1,093,842
Cost of revenues	$483,421
Gross Profit	$610,421
Operating Expenses:	
Wages and salaries	$832,736
Marketing	$64,790
General and administrative	$202,965
Total Operating Expenses	$1,100,491
Operating loss	-$490,070
Interest income	$84
Depreciation and amortization(expense)	-$48,535
Net loss	-$538,521

QUANTCONNECT CORP.
STATEMENT OF SHAREHOLDERS' EQUITY
As of December 31, 2022

	Common Stock	Preferred Stock	Acculumated Earnings / Deficit	Total Stockholder' Equity (Deficit)
Balance as of January 1, 2022	$143,248	$5,996,927	-$5,187,247	$952,928
Net loss	**$0**	**$2,545,571**	**-$538,521**	**$2,007,050**
Balance as of December 31, 2022	$143,248	$8,542,498	-$5,725,768	$2,959,978